FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Silvermex Resources Inc. (the “Company” or “Silvermex”)
Suite 420 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5

Item 2	Date of Material Change

December 16, 2010.

Item 3	News Release

The Company issued a news release on December 20, 2010.

Item 4	Summary of Material Change

The Company has closed a brokered private placement offering (the “Offering”) of 24,193,548 units (the “Units”) at $0.62 per Unit for gross proceeds of $15,000,000. A portion of the Offering, being 1,027,049 Units with gross proceeds of $636,770, was offered on a non-brokered basis. In connection with the Offering, the Company has paid and issued to the Agents (defined below) cash compensation equal to 7% of the gross proceeds raised in the brokered portion of the Offering and the number of compensation options equal to 7% of t eh number of Units sold in the brokered portion of the Offering.

Item 5	Full Description of Material Change

The Company has closed its brokered private placement offering (the “Offering”) previously announced on November 26, 2010 and December 1, 2010. The Company has issued 24,193,548 units (the “Units”) at $0.62 per Unit for gross proceeds of $15,000,000. A portion of the Offering, being 1,027,049 Units with gross proceeds of $636,770, was offered on a non-brokered basis.

Each Unit consists of one common share of Silvermex (a “Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to subscribe for one additional Share for a period of 36 months at an exercise price of $0.90.

The Company engaged MGI Securities Inc. as the lead agent, together with Global Hunter Securities, LLC (together, the “Agents”), to undertake the Offering. The Agents received aggregate cash compensation equal to $1,005,426.06, representing 7% of the gross proceeds raised in the brokered portion of the Offering and an aggregate of 1,621,655 compensation options, equal to 7% of the number of Units sold in the brokered portion of the Offering. The Agents’ compensation options will entitle the Agents to purchase one Share for a period of 24 months from the closing of the Offering at an exercise price of $0.71.

The Company has agreed to pay cash compensation equal to $35,893.93, representing 7% of the gross proceeds raised in a portion of the non-brokered Offering and an aggregate of 57,893 compensation options, equal to 7% of the number of Units sold in a portion of the non-brokered Offering, having the same terms as the compensation options issued to the Agents.

The Company intends to use the net proceeds of the Offering to advance the Company’s wholly owned La Guitarra Mine complex and the Company’s Rosario/San Marcial project and for general corporate purposes.

Securities issued under the Offering are subject to a hold period which will expire on April 16, 2011.

The Company also announces it has received additional funds in the amount of approximately $5.88 million from the exercise of approximately 14.5 million common share purchase warrants and options over the last 60 days. These funds, combined with existing cash, net proceeds from the Offering, receivables and recent concentrate sales, increase the company’s working capital position to an estimated $25.8 million.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Duane Nelson
Chief Executive Office

Telephone:	(604) 6682-4004

Item 9	Date of Report

December 21, 2010